FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                    Robertson, M.G.
                                                            977 Centerville Turnpike
                                                            SHB-301
                                                            Virginia Beach, VA 23463

2. Issuer Name and Ticker or Trading Symbol:                Natural Solutions, Inc.
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                 January 2000
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer                   X Director
                                                            X 10% owner
                                                            _ Officer (Title):
                                                            _ Other (Specify)
    X Filed by One Reporting Person.
    _ Filed by more than One Reporting Person.

TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                   Common Stock            Convertible Debentures         C. S. Warrants
2. Transaction Date: June 1, 2000       4, 040,000              4,000,000                      3,000,000
3. Transaction Code
4. Securities Acquired (A) or                                   A                              A
    Disposed (D):   Amount:
                    A or D:
                     Price:
5. Amount of Securities                 4,040,000               4,000,000                      3,000,000
   Beneficially owned at end
   of Month:
6. Ownership Form:                      D                       D                              D
    Direct (D) or Indirect (I):
7. Nature of Indirect
    Beneficial Ownership:

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.
FORM 4 (continued)

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                         Convertible Debenture     Convertible Debenture    Stock Purchase
                                                          Amended                                            Warrant
2.  Conversion or Exercise Price of Derivative Security:  $0.25                     $0.25                    $0.25
3.  Transaction Date (M/D/Y):                             August 11, 1999           June 1, 2000             June 1, 2000
4.  Transaction Code:                                     V                         V                        V
                          V:
5.  Number of Derivative Securities                       3,000,000                 1,000,000                3,000,000
       Acquired (A) or Disposed of (D):
6.  Date Exercisable:                                     Any Time after  August    Any Time after           Any Time after June 1,
     Expiration Date:                                     11, 1999 / With an        June 1, 2000 / With a    2000 Expires
                                                          August 11, 2001 Maturity  June 1, 2005 Maturity    June 1, 2005
                                                          Date                      Date
7.  Title of Underlying Securities:                       Common Stock              Common Stock             Common Stock
     Amount or number of Shares:
8.  Price of Derivative Security:                         $750,000                  $250,000                 $750,000
9.  Number of Derivative Securities Beneficially          N/A                       N/A                      N/A
     Owned  at end of Month:
10. Ownership of Derivative Securities;                   D                         D                        D
     (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:


EXPLANATION OF RESPONSES:







/s/ M G Robertson                                   Date: June 15, 2000
--------------------------
 M.G. Robertson
**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).